Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 7 DATED JUNE 5, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015, Supplement No. 2 dated March 27, 2015, Supplement No. 3 dated April 7, 2015, Supplement No. 4 dated April 15, 2015, Supplement No. 5 dated May 14, 2015 and Supplement No. 6 dated May 26, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 7 is to disclose:

•	the status of our current public offering; and

•	the completion of a healthcare portfolio acquisition.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 4, 2015, we received and accepted subscriptions in our offering for 10.5 million shares, or $105.5 million. As of June 4, 2015, 59.2 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Completion of a Healthcare Portfolio Acquisition
On June 1, 2015, we completed the acquisition, or the acquisition, of a $639.3 million portfolio, or the portfolio, of 15 continuing care retirement communities, or CCRCs, from subsidiaries of Fountains Senior Living Holdings, LLC, an investment vehicle sponsored by Arcapita, or collectively, the sellers. We invested approximately $225.1 million of equity, plus closing costs, with proceeds from our public offerings of common stock.
The facilities comprising the portfolio consist of nine rental CCRCs, or the rental properties, and six entrance fee CCRCs, or the entrance fee properties, as well as 23 contracted life estate units, with approximately 3,637 units located in 11 states with the largest concentrations in New York, California, Florida and Michigan. In connection with the acquisition, the entrance fee properties were purchased by our wholly-owned subsidiaries and were leased to affiliates of The Freshwater Group, Inc., or Freshwater, pursuant to a master net lease. The rental properties were purchased by a joint venture, or the joint venture, between a subsidiary of ours and an affiliate of Freshwater, which own 97% and 3%, respectively, of the ownership interests in the joint venture, and will be operated by an affiliate of Freshwater pursuant to long-term management agreements under a RIDEA structure.
As of March 31, 2015, the portfolio’s overall resident occupancy was approximately 85%. Watermark Retirement Communities, Inc., a national operator of senior living facilities and an affiliate of Freshwater, has historically been, and will continue as, the day-to-day operator of the portfolio. We believe that the properties comprising the portfolio are suitable for their intended purpose and are adequately covered by insurance. These properties compete for tenants and residents with a number of properties providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets.
In connection with the acquisition, certain direct or indirect subsidiaries of ours and the joint venture, each of which we refer to as a borrower, obtained 15 separate non-recourse loans, subject to certain cross-collateralization arrangements, through Freddie Mac’s Multifamily-Seniors Housing Loan Program, each of which we refer to as a loan, each with a fixed interest rate of 3.92% and a term of seven years, for an aggregate principal amount of approximately $410 million. Although recourse for repayment of each loan is generally limited to the borrowers’ respective assets, NorthStar Healthcare Income Operating Partnership, LP, or our operating partnership, provided a “non-recourse carveout” guaranty with respect to the entrance fee properties and certain individuals affiliated with Freshwater provided a “non-recourse carveout” guaranty with respect to the rental properties

(and each of our operating partnership and certain individuals and trusts affiliated with Freshwater will indemnify the other party, subject to certain limited exceptions, for liability caused by or otherwise attributable to its or their actions or wrongful omissions in connection with such “non-recourse carveout” guarantees).
Pursuant to the limited liability company agreement of the joint venture, or the JV agreement, we are the manager and control the joint venture’s business and affairs, subject to Freshwater’s consent with respect to certain major decisions. Under the terms of the JV agreement, subject to satisfaction of certain return thresholds being satisfied, all distributions of net operating cash flow will be made to us and to Freshwater on a pro rata basis in accordance with each party’s percentage interest in the joint venture. Distributions of capital and other proceeds are based on certain performance thresholds in accordance with the JV agreement. The JV agreement also contains customary forced sale, buy-sell and other liquidity provisions.
In connection with the acquisition, a subsidiary of our operating partnership, or the purchaser, the joint venture and sellers entered into an amendment to the purchase and sale agreement and joint escrow instructions on June 1, 2015 in order to, among other things, modify certain closing credits related to certain amounts payable to the purchaser that were not otherwise ascertainable upon the closing of the acquisition as well as to assign the right to purchase the rental properties to the joint venture.

2